The Empire State Building 350 Fifth Avenue, Suite 4812 New York, NY 10118 Telephone: (212) 375-2950 Facsimile: (212) 931-9339

Confidential
October 26, 2005
Astris Energi, Inc.
Jiri Nor, Chief Executive Officer
2175 Dunwin Drive, Unit # 6
Mississauga, Ontario
L5L1X2, Canada

Re: Financial Advisory Agreement

Dear Mr. Nor:

Pursuant to our discussions, we are pleased to confirm the arrangements under which, Ardour Capital Investments LLC, ("Advisor") is engaged by Astris Energi Inc.(together with its subsidiaries and affiliates, the "Company") to act as the Company's financial advisor ("Financial Advisor").

1.
As Financial Advisor, Ardour will upon request assist and advise the Company with respect to its Business Plan and investor presentation preparation and review. It shall also assist the company with capital structure analysis, Value-based capital market strategy, including forecasted market demand analysis. In addition, Advisor agrees to arrange and accompany ASTRIS ENERGI INC., on institutional grade “road shows” with both current shareholders as well as potential shareholders during the term of engagement. Such engagement shall be on an exclusive basis, excepting that Advisor agrees to assist the Company in a syndication agreement with Frasier Mackenzie, whereby Frasier Mackenzie would assist advisor in the Company’s capital raise.

For acting as the Company's Financial Advisor, the Company will pay Ardour Capital Investments a equivalent monthly retainer fee of a total of 1,250,000 Shares of the Company’s common stock payable as follows. Such shares shall be for services rendered for a period of twenty four (24) months. The first issuance of 625,000 shares is due upon the signing of this agreement and non-refundable, the balance of 625,000 shares shall be due upon either a successful company capital raise of at least $3.0 million dollars or the completion of the 24 month term. The issued shares shall bear full “piggyback” registration rights. This agreement may be terminated by the Company in month six (6) through written notice. Should the Company elect not to terminate at that time, then the engagement is automatically extended through month twenty four (24). In the event that the Company decides to terminate this agreement after six (6) months but before twenty four (24) months, Advisor shall be entitled to the balance of the 625,000 shares.

2.
Advisor shall also act as the Company’s exclusive mergers and acquisition advisor ("M&A Advisor") during the term of the agreement. For acting as the Company’s M&A advisor, Ardour shall receive cash and or the market value equivalent in stock compensation (with a cash payment being contingent upon the amount of cash available in the combined entity) equal to the following schedule;

5% on the first five (5) million dollars of value of the transaction
4% on the next one (1) million dollars of value of the transaction
3% on the next one (1) million dollars of value of the transaction
2% on the balance of the value of the transaction

3.
At the request of the Company, Advisor will act as the placement agent or underwriter in connection with an equity financing for the Company. For acting as the Company’s underwriter or placement agent, Ardour shall receive as compensation a cash fee equal to 7% of the dollar amount raised less the market value dollar amount of the initial 625,000 shares on the date of issue, of the monthly retainer fee, but under no circumstances shall the sum be a negative dollar amount resulting in a payment from Advisor to the Company. In addition, the Company shall issue 4 year warrants to purchase common stock at an exercise price of 110% of the prevailing market rate at the close of the offering. The total amount of such warrants to be issued shall be equal to 3% of the total shares issued in the offering. The Company further agrees that Advisor shall be entitled to the above referenced fees, should the Company complete a financing with an investor introduced by Advisor, for a period of six (6) months following the termination of the agreement.

4.
In addition to the fees payable hereunder and regardless of whether any Transaction or Financing is proposed or consummated, the Company shall reimburse Advisor for all reasonable travel and out-of-pocket expenses incurred by Advisor in connection with the performance of its services hereunder, including without limitation, hotel, food and associated expenses and long-distance telephone calls; provided, however, expenses over $1,000 shall require the prior approval of the Company. Such expenses shall be submitted by Advisor on a monthly basis, together with originals of receipts and other documentation supporting all expenditures in excess of $25, in accordance with Company policy, and reimbursed by Company upon receipt.

5.
In connection with Advisor's activities on the Company's behalf, the Company will furnish Advisor with all information, which it may reasonably request and will provide Advisor access to the officers, directors, accountants and counsel of the Company. The Company acknowledges that in rendering its services hereunder, Advisor shall be solely using and relying on the information provided by the Company. Advisor does not assume responsibility for the accuracy or completeness of any such information. Any advice rendered by Advisor pursuant to this agreement may not be disclosed publicly without the prior written consent of Advisor.

6.	The Company acknowledges that Advisor makes no commitment whatsoever as to making a market in the Company's securities or to recommending or advising its clients to purchase the Company's securities.

a)
The Company agrees that Advisor has the right to place advertisements in financial and other newspapers and journals describing its services to the Company hereunder upon review and approval by the Company and the payment for which shall be for the account of the Advisor.

b)
Advisor will act under this agreement as an independent contractor with duties to the Company. Because Advisor will be acting on the Company's behalf in this capacity, it is Advisor's practice to receive and give mutual indemnification. A copy of Advisor's standard indemnification form is attached to this letter agreement, and is incorporated herein. It is expressly understood and agreed to by the parties hereto that Advisor shall have no authority to act for, represent or bind the Company or any affiliate thereof in any manner, except as may be agreed to expressly by the Company in writing from time to time.

c)
Any notice or communication permitted or required hereunder shall be in writing and shall be deemed given upon receipt and shall be (i) hand-delivered; (ii) sent postage prepaid by registered mail, return receipt requested, or (iii) sent by confirmed facsimile, to the respective parties as set forth below, or to such other address as either party may notify the other in writing:

If the Company, to:	Astris Energi Inc.
Jiri Nor, Chief Executive Officer
2175 Dunwin Drive, Unit # 6
Mississauga, Ontario
L5L1X2, Canada

If to the Advisor, to:	ARDOUR CAPITAL INVESTMENTS
The Empire State Building
350 5th Avenue, Suite 4812
New York, NY 10118
Attn: Kerry J Dukes, CEO

d)	This letter agreement shall be binding upon and inure to the benefit of each of the parties hereto and their respective successors, legal representatives and assigns.

e)	No provision of this letter agreement may be amended, modified or waived, except in a writing signed by all of the parties hereto.

f)
This letter agreement shall be construed in accordance with and governed by the laws of the State of New York, without giving effect to its conflict of law principles. Each of the Company and the Advisor hereby (1) agrees that any legal suit, action or proceeding arising out of or relating to this letter agreement and/or the transactions contemplated hereby, including, without limitation, any such legal suit, action or proceeding against any present or former officer, employee or agent of the Advisor, each of whom is intended to be a third-party beneficiary of the agreement contained in this paragraph 13, shall be instituted exclusively in New York State supreme Court, County of New York, or in the United States District Court for the Southern District of New York, (w) irrevocably waives any objection which it may have now or hereafter to the venue of any such suit, action or proceeding, and (3) irrevocably consents to the jurisdiction of the New York State Supreme Count, County of New York and the United States District Court for the Southern District of New York in any such suit, action or proceeding. Each of the Company and the Advisor further agrees to accept and acknowledge service of any and all process which may be served in any such suit, action or proceeding in the New York State Supreme Court, County of New York, or in the United States District Court for the Southern District of New York and agrees that service of process upon the Company mailed by means of registered or certified mail, return receipt requested, to the Company’s address shall be deemed in every respect effective service of process upon the Company in any such suit, action or proceeding, and service of process upon the Advisor mailed by means of registered or certified mail, return receipt requested, to the Advisor’s address shall be deemed in every respect effective service of process upon the Advisor in any such suit, action or proceeding. If the Company is served in any suit, action or proceeding arising out of this letter agreement in accordance with this section and the Company fails to appear, for any reason, and a default judgment subsequently issues against the Company, the Company agrees that it will not dispute such default judgment.

The parties hereby waive trial by jury in any action or proceeding involving, directly or indirectly, a dispute concerning or arising from this letter agreement.

If the terms of our engagement as set forth in this letter are satisfactory to you, kindly sign and date the enclosed copy of this agreement and the indemnification form thereto as Exhibit A and return them to us.

Very truly yours,
ARDOUR CAPITAL INVESTMENTS

By:	/s/ Kerry J. Dukes
Name: Kerry J. Dukes
Title: Chief Executive Officer

ACCEPTED AND AGREED TO:

By: /s/ Peter Nor

Name: Peter Nor Title: Vice President Marketing and Corporate Development

ARDOUR CAPITAL INVESTMENTS
Attn: Kerry Dukes
The Empire State Building
350 5th Avenue, suite 4812
New York, NY 10118

Gentlemen:

This letter will confirm that we have engaged Ardour Capital Investments LLC(Advisor) to advise and assist us in connection with the matters referred to in our letter agreement dated October 26, 2005 (“Engagement Letter"). In consideration of your agreement to act on our behalf in connection with such matters, we agree to indemnify and hold harmless you and your affiliates and you and their respective officers, directors, employees and agents and each other person, if any, controlling you or any of your affiliates (you and each such other person being an "Indemnified Person") from and against any losses, claims, damages or liabilities related to, arising out of or in connection with, the engagement (the "Engagement") under the Engagement Letter, and will reimburse each Indemnified Person for all expenses (including reasonable fees and expenses for one counsel) as they are incurred in connection with investigating, preparing, pursuing or defending any action, claim, suit, investigation or proceeding related to, arising out of or in connection with the Engagement, whether or not pending or threatened and whether or not any Indemnified Person is a party. We will not, however, be responsible to any Indemnified Person for any losses, claims, damages or liabilities (or expenses relating thereto) that are finally judicially determined to have resulted from the willful misconduct or gross negligence of such Indemnified Person. We also agree that no Indemnified Person shall have any liability (whether direct or indirect, in contract or tort or otherwise) to us for or in connection with the Engagement except for any such liability for losses, claims, damages or liabilities incurred by us that are finally judicially determined to have resulted from the willful misconduct or gross negligence of such Indemnified Person.

We will not, without your prior written consent, settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any action, claim, suit or proceeding in respect of which indemnification may be sought hereunder (whether or not any Indemnified Person is a party thereto) unless such settlement, compromise, consent or termination includes a release of each Indemnified Person from any liabilities arising out of such action, claim, suit or proceeding. No Indemnified Person seeking indemnification, reimbursement or contribution under this agreement will, without our prior written consent, settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any action, claim, suit, investigation or proceeding referred to in the preceding paragraph.

The provisions of this agreement shall apply to the Engagement and any modification thereof and shall remain in full force and effect regardless of any termination or the completion of your services under the Engagement Letter.

This agreement and the Engagement Letter shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts executed and to be performed in that state.

Very truly yours,
Astris Energi, Inc.

By:	/s/ Peter Nor
Name: Peter Nor
Title: Vice President Marketing and Corporate Development

ACCEPTED AND AGREED TO:
as of October___ 26_, 2005:

Ardour Capital Investments LLC

By: /s/ Kerry J. Dukes

Name: Title:

Astris Energi, Inc.
Jiri Nor, Chief Executive Officer
2175 Dunwin Drive, Unit # 6
Mississauga, Ontario
L5L1X2, Canada

Gentlemen:

This letter will confirm that we have been engaged by Astris Energi, Inc.( the “Company”) to advise and assist us in connection with the matters referred to in our letter agreement dated October 26, 2005 (“Engagement Letter"). In consideration of our agreement to act on your behalf in connection with such matters, we agree to indemnify and hold harmless you and your affiliates and you and their respective officers, directors, employees and agents and each other person, if any, controlling you or any of your affiliates (you and each such other person being an "Indemnified Person") from and against any losses, claims, damages or liabilities related to, arising out of or in connection with, the engagement (the "Engagement") under the Engagement Letter, and will reimburse each Indemnified Person for all expenses (including reasonable fees and expenses for one counsel) as they are incurred in connection with investigating, preparing, pursuing or defending any action, claim, suit, investigation or proceeding related to, arising out of or in connection with Advisor’s willful misconduct or gross negligence while performing under the Engagement, whether or not pending or threatened and whether or not any Indemnified Person is a party. We will not, however, be responsible to any Indemnified Person for any losses, claims, damages or liabilities (or expenses relating thereto) that are finally judicially determined to have resulted from the willful misconduct or gross negligence of such Indemnified Person. We also agree that no Indemnified Person shall have any liability (whether direct or indirect, in contract or tort or otherwise) to us for or in connection with the Engagement except for any such liability for losses, claims, damages or liabilities incurred by us that are finally judicially determined to have resulted from the willful misconduct or gross negligence of such Indemnified Person.

We will not, without your prior written consent, settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any action, claim, suit or proceeding in respect of which indemnification may be sought hereunder (whether or not any Indemnified Person is a party thereto) unless such settlement, compromise, consent or termination includes a release of each Indemnified Person from any liabilities arising out of such action, claim, suit or proceeding. No Indemnified Person seeking indemnification, reimbursement or contribution under this agreement will, without our prior written consent, settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any action, claim, suit, investigation or proceeding referred to in the preceding paragraph.

The provisions of this agreement shall apply to the Engagement and any modification thereof and shall remain in full force and effect regardless of any termination or the completion of our services under the Engagement Letter.

This agreement and the Engagement Letter shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts executed and to be performed in that state.

Very truly yours,
Ardour Capital Investments, LLC

By:	/s/ Kerry J. Dukes
Name:
Title:

ACCEPTED AND AGREED TO:
as of October___ 26_, 2005:

Astris Energi Inc.

By: /s/ Peter Nor

Name: Peter Nor Title: Vice President Marketing and Corporate Development